                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ...............................................................................

                                   SCHEDULE TO

                                 (Rule 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                  VIASOFT, INC.
                            (Name of Subject Company)

                                  ASG SUB, INC.
                            ALLEN SYSTEMS GROUP, INC.
                                  VIASOFT, INC.
                      (Names of Filing Persons--Offerors)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    92552U102
                      (CUSIP Number of Class of Securities)

 ...............................................................................

           Kristine Kennedy Rieger, Esq.                                  Catherine R. Hardwick, Esq.
          Senior Vice President, Secretary                              Vice President, General Counsel
                and General Counsel                                              Viasoft, Inc.
             Allen Systems Group, Inc.                                       4343 E. Camelback Road
              1333 Third Avenue South                                              Suite 205
               Naples, Florida 34102                                         Phoenix, Arizona 85018
                   (800) 932-5536                                                (602) 952-0050

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

 ...............................................................................
                                   Copies to:


             Robert E. McLaughlin, Esq.                                     William M. Hardin, Esq.
               Steptoe & Johnson LLP                                           Osborn Maledon PA
           1330 Connecticut Avenue, N.W.                                   2929 North Central Avenue
               Washington, D.C. 20036                                        Phoenix, Arizona 85012
             Telephone: (202) 429-3000                                     Telephone: (602) 640-9322

                            CALCULATION OF FILING FEE

 ------------------------------------------------------------ -----------------------------------------------------------
                   Transaction valuation*                                        Amount of filing fee
 ------------------------------------------------------------ -----------------------------------------------------------
                      $155,653,952                                                      $31,131
 ------------------------------------------------------------ -----------------------------------------------------------


         * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, $0.001 par value, of Viasoft, Inc. on April 28, 2000 (18,178,001) at $8.40 per
share, plus the aggregate amount required to be paid to holders of outstanding stock options ($8.40 per share less the option exercise price), in accordance with terms of the offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(b) and (d) under the Securities Exchange Act of 1934 (the "Exchange Act").

         [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $31,131
         Form or Registration No.:  TO.
         Filing Parties:   ASG SUB, INC.
                           ALLEN SYSTEMS GROUP, INC.
                           VIASOFT, INC.
         Date Filed:  May 4, 2000

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [X] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                      Exhibit Index begins on Page    5
                                                   -------

         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed by ASG Sub, Inc., a Delaware corporation ("ASG Sub"), Allen Systems Group, Inc., a Delaware Corporation ("Allen Systems"), and Viasoft, Inc., a Delaware corporation (the "Company"), on May 4, 2000, relating to the joint tender offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company, together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of April 20, 1998, as amended between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), tendered pursuant to the tender offer at a purchase price of $8.40 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO. ASG Sub is a wholly-owned subsidiary of Allen Systems.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement.



ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented by incorporating by reference the joint press release issued by ASG Sub, Allen Systems and the Company on May 9, 2000, a copy of which is filed herewith as Exhibit (a)(10).

ITEM 12.  EXHIBITS.






         Item 12 is hereby amended and supplemented by adding the following at the end therof:

        (a)(10) Joint Press Release of ASG Sub, Allen Systems and the Company, dated May 9, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2000

                                    ASG SUB, INC.

                                    By: /s/ KRISTINE RIEGER
                                        ------------------------------------
                                        Name:  Kristine Rieger
                                        Title: Senior Vice President, Secretary
                                               and General Counsel

                                    ALLEN SYSTEMS GROUP, INC.

                                    By: /s/ KRISTINE RIEGER
                                        ------------------------------------
                                        Name:  Kristine Rieger
                                        Title: Senior Vice President, Secretary
                                               and General Counsel

                                    VIASOFT, INC.

                                    By: /s/ STEVEN D. WHITEMAN
                                        ------------------------------------
                                        Name:  Steven D. Whiteman
                                        Title: Chairman of the Board and Chief
                                               Executive Officer

                                  EXHIBIT INDEX

         (a)(10) Joint Press Release of ASG Sub, Allen Systems and the Company, dated May 9, 2000.














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